

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2013

Via E-mail
Ramzan Savji
President and Chief Executive Officer
Toron, Inc.
1000 de La Gauchetiere Street West – 24th Floor
Montreal, Quebec H3B 4W5

> **Re: Toron, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 3, 2013**
> **File No. 333-165539**

Dear Mr. Savji:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director